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                            December 13, 2021

       Ronny Yakov
       Chief Executive Officer
       The OLB Group, Inc.
       200 Park Avenue, Suite 1700
       New York, NY 10166

                                                        Re: The OLB Group, Inc.
                                                            Amendment No. 1 to
Form S-3 on Form S-1 Registration Statement
                                                            Filed December 3,
2021
                                                            File No. 333-261153

       Dear Mr. Yakov:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2021 letter.

       Amendment No. 1 to Form S-3 on Form S-1 Registration Statement filed December 3, 2021

       General

   1. Please amend your registration statement to include the following information:
                                                            a summary of your
risk factors pursuant to Item 105(b) of Regulation S-K;
                                                            a description of
your common stock pursuant to Item 202 of Regulation S-K; and
                                                            a beneficial
ownership table as of the most recent practicable date pursuant to Item
                                                            403 of Regulation
S-K.
 Ronny Yakov
FirstName LastNameRonny   Yakov
The OLB Group,   Inc.
Comapany13,
December  NameThe
              2021 OLB Group, Inc.
December
Page 2    13, 2021 Page 2
FirstName LastName
       You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Samuel Katz